Hydro-Ressources Inc. 1855 des Campanules Jonquiere, QC, G7S0B5 Phone : 418-590-2877 www.hydroressources.com

February 2 , 2021

To:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Securities Newfoundland & Labrador

Office of The Attorney General, PEI

Toronto Stock Exchange

CONSENT OF QUALIFIED PERSON

FILED BY SEDAR

Hydro-Ressources Inc.

1855, Campanules Street

Jonquiere, QC G7S 0B5

I, Michael Verreault, Hydrogeologist, consent to the public filing of the technical report titled, “NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project” that has an effective date of January 4, 2021 and dated February 2, 2021 the (“Technical Report”) by SilverCrest Metals Inc. (the “Company”).

I also consent to any extracts from, or a summary of, the Technical Report in the Company’s news release dated February 2, 2021, entitled “SilverCrest Announces Positive Feasibility Study Results and Technical Report Filing for the Las Chispas Project” (the “News Release”).

I certify that I have read the news release of the Company dated February 2, 2021 and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: February 2, 2021

“Signed and Sealed”

Michael Verreault, Hydrogeologist – President